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www.blackrock.com

February 7, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

 Re:         iShares, Inc.
File Nos. 033-97598; 811-09102
Application for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933

Gentlemen/Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), iShares, Inc. (the “Company”) hereby requests the withdrawal of the Company’s post-effective amendments filed with respect to:

iShares MSCI Emerging Markets Small Cap Index Fund (the “Fund”)
Series Identifier:  S000019125

The Company filed the following post-effective amendments relating to the Fund on the dates shown:

485APOS                             April 27, 2010
485BXT                                July 9, 2010
485BXT                                August 6, 2010
485BXT                                September 2, 2010
485BXT                                September 30, 2010
485BXT                                October 28, 2010
485BXT                                November 24, 2010
485BXT                                December 22, 2010
485BXT                                January 20, 2011

Each of the filings listed related to a prospectus and Statement of Additional Information exclusively to the Fund.  The Company made the filing on April 27, 2010 for the purpose of adding the Fund as a new series of the Company.  The eight additional filings were made for the purpose of delaying the automatic effectiveness date of the amendment.  As of the last filing shown, the amendment was scheduled to become effective on February 18, 2011.

Subsequent to these filings, the Company decided not to go forward with the offering of the Fund as a series of the Company.  No securities were sold in connection with this offering.

If you have any questions, please call Andrew Josef of BlackRock at (415) 670-2059 or Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares, Inc.

By:  /s/ Eilleen M. Clavere

        Eilleen M. Clavere
        Secretary